STATEMENT OF QUALIFICATIONS

I, Paul Anthony John Hosford, P.Eng., do hereby certify that:

1.	I am currently employed as Manager, Metallurgy by: Hatch Ltd., Suite 2200, 1066 West Hastings Street, Vancouver, British Columbia, CANADA V6E 3X2

2.	I graduated with the degree of B.Sc. Chemical Engineering (Honours) from the University of Edinburgh, Scotland in 1982.

3.	I am a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4.	I have worked as a metallurgical engineer for 21 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I have overall responsibility for the coordination of the preparation of the technical report entitled “Updated Preliminary Economic Assessment for the Galore Creek Project” dated 21 October 2005 (the “Technical Report”). I have visited the site.

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 21st day of October 2005

Signed “PAJ Hosford”
PAJ Hosford, P.Eng.
Manager, Metallurgy
Hatch Vancouver